SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30420; File No. 812-14092]

AIP Series Trust and Morgan Stanley AIP GP LP; Notice of Application

March 11, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act.

Summary of the Application: The requested order would (a) permit certain registered open-end management investment companies that operate as "funds of funds" to acquire shares of certain registered open-end management investment companies and unit investment trusts ("UITs") that are within and outside the same group of investment companies as the acquiring investment companies, and (b) permit funds of funds relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: AIP Series Trust (the "Trust") and Morgan Stanley AIP GP LP (the "Adviser").

Filing Dates: The application was filed on November 7, 2012, and amended on February 22, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 5, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Stefanie V. Chang Yu, Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, NY 10036.

<u>For Further Information Contact</u>: Marilyn Mann, Special Counsel, at (202) 551-6813 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

<u>Applicants' Representations</u>

1.   The Trust is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. The Trust is currently comprised of one series (the "Initial Fund").[1] The Adviser, a Delaware limited partnership and a wholly-owned subsidiary of Morgan Stanley, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and serves as investment adviser for the Initial Fund.

2.   Applicants request an order to permit (a) a Fund that operates as a "fund of funds" (each, a "Fund of Funds") to acquire shares of (i) registered open-end management investment

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[1] Applicants request that the relief apply to each existing and future series of the Trust and to each existing and future registered open-end management investment company or series thereof (each a "Fund" and collectively, "Funds") that is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and which is part of the same group of investment companies (as defined in section 12(d)(1)(G)(ii) of the Act) as the Trust.

companies that are not part of the same "group of investment companies," within the meaning of

section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds ("Unaffiliated Investment Companies")

and UITs that are not part of the same group of investment companies as the Fund of Funds

("Unaffiliated Trusts," and together with the Unaffiliated Investment Companies, "Unaffiliated

Funds") or (ii) registered open-end management companies or UITs that are part of the same group

of investment companies as the Fund of Funds (collectively, "Affiliated Funds," and together with

the Unaffiliated Funds, "Underlying Funds")[2] and (b) each Underlying Fund that is a registered

open-end management investment company or series thereof, any principal underwriter for the

Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934

("Broker"), to sell shares of the Underlying Fund to the Fund of Funds.[3] Applicants also request

an order under sections 6(c) and 17(b) of the Act to exempt applicants from section 17(a) to the

extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem

their shares from Funds of Funds.

3.   Applicants also request an exemption under section 6(c) from rule 12d1-2 under the

Act to permit any existing or future Fund that relies on section 12(d)(1)(G) of the Act ("Same

Group Investing Fund") and that otherwise complies with rule 12d1-2 to also invest, to the extent

consistent with its investment objective, policies, strategies and limitations, in financial instruments

that may not be securities within the meaning of section 2(a)(36) of the Act ("Other Investments").

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[2] Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management
investment companies and have received exemptive relief to permit their shares to be listed and traded on a national
securities exchange at negotiated prices ("ETFs").

[3] All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies
on the order in the future will comply with the terms and conditions of the application.

Applicants' Legal Analysis

Investments in Underlying Funds

A.   Section 12(d)(1)

1.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any Broker from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's total outstanding voting stock, or if the sale will cause more than 10% of the acquired company's total outstanding voting stock to be owned by investment companies generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the Act to permit a Fund of Funds to acquire shares of the Underlying Funds in excess of the limits in section 12(d)(1)(A), and an Underlying Fund that is a registered open-end management investment company, any principal underwriter for the Underlying Fund, and any Broker, to sell shares of the Underlying Fund to a Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act.

3.   Applicants state that the terms and conditions of the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A) and (B), which include concerns

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about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4.   Applicants believe that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or a Fund of Funds Affiliate over the Unaffiliated Funds.[4] To limit the control that a Fund of Funds may have over an Unaffiliated Fund, applicants propose a condition prohibiting the Adviser, any person controlling, controlled by, or under common control with the Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (the "Advisory Group") from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any other investment adviser within the meaning of section 2(a)(20)(B) of the Act to a Fund of Funds ("Subadviser"), any person controlling, controlled by or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Subadviser (the "Subadvisory Group"). Applicants propose other conditions to limit the potential for undue influence over the Unaffiliated Funds, including that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to

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[4] A "Fund of Funds Affiliate" is the Adviser, any Subadviser (as defined below), promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by, or under common control with any of those entities. An "Unaffiliated Fund Affiliate" is an investment adviser, sponsor, promoter, or principal underwriter of an Unaffiliated Fund, as well as any person controlling, controlled by, or under common control with any of those entities.

purchase a security in an offering of securities during the existence of any underwriting or selling

syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated

Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or

selling syndicate that is an officer, director, trustee, advisory board member, investment adviser,

Subadviser, or employee of the Fund of Funds, or a person of which any such officer, director,

trustee, member of an advisory board, investment adviser, Subadviser, or employee is an affiliated

person. An Underwriting Affiliate does not include any person whose relationship to an

Unaffiliated Fund is covered by section 10(f) of the Act.

5.   To further assure that an Unaffiliated Investment Company understands the

implications of an investment by a Fund of Funds under the requested order, prior to a Fund of

Funds' investment in the shares of an Unaffiliated Investment Company in excess of the limit in

section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will

execute an agreement stating, without limitation, that their boards of trustees ("Boards") and their

investment advisers understand the terms and conditions of the order and agree to fulfill their

responsibilities under the order ("Participation Agreement"). Applicants note that an Unaffiliated

Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the

secondary market) will retain its right at all times to reject any investment by a Fund of Funds.[5]

6.   Applicants state that they do not believe that the proposed arrangement will involve

excessive layering of fees. The Board of each Fund of Funds, including a majority of the trustees

who are not "interested persons" (within the meaning of section 2(a)(19) of the Act) ("Independent

Trustees"), will find that the advisory fees charged under investment advisory or management

contract(s) are based on services provided that will be in addition to, rather than duplicative of, the

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[5] An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

services provided under such advisory contract(s) of any Underlying Fund in which the Fund of

Funds may invest. In addition, the Adviser will waive fees otherwise payable to it by the Fund of

Funds in an amount at least equal to any compensation (including fees received pursuant to any

plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the Act) received

from an Unaffiliated Fund by the Adviser or an affiliated person of the Adviser, other than any

advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company,

in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any sales

charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the

limits applicable to a fund of funds as set forth in Rule 2830 of the Conduct Rules of the NASD

("NASD Conduct Rule 2830").[6]

7.   Applicants submit that the proposed arrangement will not create an overly complex

fund structure. Applicants note that no Underlying Fund will acquire securities of any investment

company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits

contained in section 12(d)(1)(A) of the Act, except in certain circumstances identified in condition

11 below.

B.   Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between

a registered investment company and any affiliated person of the company. Section 2(a)(3) of the

Act defines an "affiliated person" of another person to include (a) any person directly or indirectly

owning, controlling, or holding with power to vote, 5% or more of the outstanding voting

securities of the other person; (b) any person 5% or more of whose outstanding voting securities

are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c)

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[6] Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD
Conduct Rule 2830.

any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that a Fund of Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another. Applicants also state that a Fund of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if the Fund of Funds acquires 5% or more of an Unaffiliated Fund's outstanding voting securities. In light of these and other possible affiliations, section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act or rule under the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief under sections 17(b) and 6(c) of the Act.[7] Applicants state that the terms of the transactions are reasonable and fair and do not involve overreaching. Applicants state that the terms upon which an

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[7] Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by a Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based

on the net asset value of the Underlying Fund.[8] Applicants state that the proposed transactions will

be consistent with the policies of each Fund of Funds and each Underlying Fund and with the

general purposes of the Act.

Other Investments by Same Group Investing Funds

1.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to

securities of an acquired company purchased by an acquiring company if: (i) the acquiring

company and acquired company are part of the same group of investment companies; (ii) the

acquiring company holds only securities of acquired companies that are part of the same group of

investment companies, government securities, and short-term paper; (iii) the aggregate sales loads

and distribution-related fees of the acquiring company and the acquired company are not excessive

under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association

registered under section 15A of the Exchange Act of 1934 ("Exchange Act") or by the

Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities

of registered open-end management investment companies or registered unit investment trusts in

reliance on section 12(d)(1)(F) or (G) of the Act.

2.   Rule 12d1-2 under the Act permits a registered open-end investment company or a

registered UIT that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities

issued by another registered investment company in the same group of investment companies,

government securities, and short-term paper: (1) securities issued by an investment company that is

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[8]   To the extent purchases and sales of shares of an ETF occur in the secondary market (and not through principal
transactions directly between a Fund of Funds and an ETF), relief from section 17(a) would not be necessary. The
requested relief is intended to cover, however, transactions directly between an ETF and a Fund of Funds.
Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where
an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds,
because an investment adviser to the ETF, or an entity controlling, controlled by, or under common control with the
investment adviser to the ETF, is also an investment adviser to the Fund of Funds.

not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

3.	Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that a Same Group Investing Fund may invest a portion of its assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Same Group Investing Funds to invest in Other Investments. Applicants assert that permitting Same Group Investing Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

4.	Consistent with its fiduciary obligations under the Act, the Board of each Same Group Investing Fund will review the advisory fees charged by the Same Group Investing Fund's investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Investing Fund may invest.

Applicants' Conditions

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.	The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The members of

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a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within

the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting

securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the

aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the

Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the

Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's

shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund

for which the Subadviser or a person controlling, controlled by, or under common control with the

Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in

the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated

Trust).

2.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential

investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any

services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the

Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.   The Board of each Fund of Funds, including a majority of the Independent

Trustees, will adopt procedures reasonably designed to assure that its Adviser and any

Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds

without taking into account any consideration received by the Fund of Funds or Fund of Funds

Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any

services or transactions.

4.   Once an investment by a Fund of Funds in the securities of an Unaffiliated

Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, the Board of the

Unaffiliated Investment Company, including a majority of the Independent Trustees, will

determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds

or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and

reasonable in relation to the nature and quality of the services and benefits received by the

Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated

Investment Company would be required to pay to another unaffiliated entity in connection with the

same services or transactions; and (c) does not involve overreaching on the part of any person

concerned. This condition does not apply with respect to any services or transactions between an

Unaffiliated Investment Company and its investment adviser(s) or any person controlling,

controlled by, or under common control with such investment adviser(s).

5.   No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its

capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an

Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated

Underwriting.

6.   The Board of an Unaffiliated Investment Company, including a majority of the

Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of

securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an

investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds

the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an

Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these

purchases periodically, but no less frequently than annually, to determine whether the purchases

were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.

The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated

Investment Company; (b) how the performance of securities purchased in an Affiliated

Underwriting compares to the performance of comparable securities purchased during a

comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark

such as a comparable market index; and (c) whether the amount of securities purchased by the

Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly

from an Underwriting Affiliate have changed significantly from prior years. The Board of the

Unaffiliated Investment Company will take any appropriate actions based on its review, including,

if appropriate, the institution of procedures designed to assure that purchases of securities in

Affiliated Underwritings are in the best interests of shareholders.

7.   Each Unaffiliated Investment Company shall maintain and preserve permanently in

an easily accessible place a written copy of the procedures described in the preceding condition,

and any modifications to such procedures, and shall maintain and preserve for a period not less

than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting

occurred, the first two years in an easily accessible place, a written record of each purchase of

securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of

an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting

forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting

syndicate's members, (c) terms of the purchase, and (d) information or materials upon which the

determinations of the Board of the Unaffiliated Investment Company were made.

8.   Prior to its investment in shares of an Unaffiliated Investment Company in excess

of the limit in section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment

Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.   Before approving any advisory contract under section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.   Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10.   The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser

will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.   No Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12.   Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

Other Investments by Same Group Investing Funds

Applicants agree that the relief to permit Same Group Investing Funds to invest in Other Investments shall be subject to the following condition:

13.   Applicants will comply with all provisions of rule 12d1-2 under the Act, except for

paragraph (a)(2) to the extent that it restricts any Same Group Investing Fund from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary